                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                         Consolidated - Tomoka Land Co.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   210226106
                                   ---------
                                    (CUSIP)

                               James P. Koeneman
                       200 West Madison Street, Suite 590
                            Chicago, Illinois 60606

                                 (312) 236-9190
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 24, 1999
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 210226106

1) Names of Reporting Persons IRS Identification Nos of Above Persons Baker, Fentress & Company; 36-0767530

2)   Check the Appropriate Box if a Member of a Group
     (a)   [___]
     (b)   [___]

3)   SEC use only

4)   Source of Funds
     WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6)   Citizenship or place of Organization
     Delaware

Number of Shares        (7)   Sole Voting Power         0
Beneficially Owned      (8)   Shared Voting Power       0
by Each Reporting       (9)   Sole Dispositive Power    0
Person With             (10)  Shared Dispositive Power  0

11)  Aggregate Amount Beneficially Owned by each Reporting Person
     0

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)
     0%

14)  Type of Reporting Person
     IV

Item 1. Security and Issuer

     Common Stock, $1.00 par value per share

     Consolidated-Tomoka Land Co. ("CTO")
     149 South Ridgewood Avenue
     Daytona Beach, Florida 32114

Item 2. Identity and Background

     (a)  This statement is filed by Baker, Fentress & Company ("BKF").

     (b) BKF's address is 200 West Madison Street, Suite 590, Chicago, Illinois 60606.

     (c) BKF is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended. John
          A. Levin & Co., Inc. ("LEVCO"), a wholly-owned subsidiary of BKF, is an investment advisory firm registered under the Investment Advisers Act of 1940, as amended.

     (d) During the last five years, BKF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, BKF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF is a corporation organized under the laws of the State of Delaware.

     The directors and executive officers of BKF are:

          James P. Gorter, director and chairman; limited partner of Goldman, Sachs & Co.; 200 West Madison Street, Suite 3510, Chicago, IL 60606.

          John A. Levin, director, president and chief executive officer; chairman and chief executive officer of Levin Management Co. and its subsidiaries (including LEVCO); address: One Rockefeller Plaza, 19th Floor, New York, New York, 10020.

          Frederick S. Addy, director; retired; address: 5300 Arbutus Cove, Austin, Texas 78746.

          Bob D. Allen, director; chairman, president, chief executive officer and director of CTO; address: 149 South Ridgewood Avenue, Daytona Beach, Florida 32114.

          Eugene V. Fife, director; president, chief executive officer and co-chairman of Multimedia Medical Systems; limited partner of Goldman, Sachs & Co.; address: 400 Ray C. Hunt Drive, Suite 380,
          Charlottesville, Virginia 22903.

          J. Barton Goodwin, director; managing director of BCI Advisors, Inc.; address: Glenpointe Centre West, Teaneck, New Jersey 07666.

          David D. Grumhaus, director; president of Casey Travel Corporation; address: 10 South Riverside Plaza, Room 1404; Chicago, Illinois 60606.

          Jeffrey A. Kigner, director; co-chairman and chief investment officer of LEVCO and Levin Management Co., Inc.; address: One Rockefeller Plaza, 19th Floor, New York, New York 10020.

          Burton G. Malkiel, director; Professor of Economics, Princeton University; address: Princeton University, Fisher Hall, Prospect Avenue, Princeton, New Jersey 08544.

          David D. Peterson, director; retired; address: 707 Skokie Blvd., Suite 420, Northbrook, Illinois 60062.

          William H. Springer, director; retired; address: 701 Morningside Drive, Lake Forest, Illinois 60045.

          Dean J. Takahashi, director; senior director of investments, Yale University; address: 230 Prospect Street, New Haven, Connecticut 06511-2107.

          Scott E. Smith, executive vice president.

          James P. Koeneman, executive vice president and secretary.

          Julie Heironimus, treasurer and assistant secretary.

          Beverly J. Friedberg, assistant treasurer.

     Except as indicated otherwise above, the address of each director and executive officer is 200 West Madison Street, Suite 590, Chicago, Illinois 60606.

     During the last five years, none of the directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the directors and executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the directors and executive officers are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     N/A

Item 4. Purpose of Transaction

     Until September 24, 1999, BKF held directly 5,000,000 shares of CTO Common Stock as a part of BKF's investment portfolio, as an investment in a "controlled" "affiliated person" within the meaning of those terms in the Investment Company Act of 1940, as amended. At a meeting of the Board of Directors of BKF on May 6, 1999, the Board announced that it had approved a preliminary plan intended to increase shareholder value. The plan called for BKF to distribute all of its interest in CTO to BKF's shareholders. On August 19, 1999, the shareholders approved the plan to distribute all of BKF's interest in CTO. On September 24, 1999, BKF distributed the CTO shares to BKF's shareholders of record on August 30, 1999, at a ratio of
     0.128109 share of CTO for each BKF share held. Fractional CTO shares were sold and the proceeds paid in cash.


Item 5.  Interest in Securities of the Issuer

(a) - (b)

                          Sole Power   Shared Power   Sole Power  Shared Power
       Name               to Dispose    to Dispose     to Vote      to Vote        %
       ----               ----------   ------------    -------    ------------   -----
BKF                               0             0            0             0         0
Frederick S. Addy                 0                          0                       0
Bob D. Allen                102,181                    102,181                    1.60
Eugene V. Fife                  787                        787                    0.01
J. Barton Goodwin                          96,935                     96,935      1.52
James P. Gorter              18,968        21,660       18,968        21,660      0.64
David D. Grumhaus             1,704        45,817        1,704        45,817      0.75
John A. Levin               285,885                    285,885                    4.49
David D. Peterson             4,887                      4,887                    0.08
William H. Springer             640                        640                    0.01
Dean J. Takahashi               140                        140                    0.00
James P. Koeneman               327            58          327            58      0.01
Julie A. Heironimus                             2                          2      0.00
Scott E. Smith                  236           522          236           522      0.01

BKF disclaims beneficial ownership of any of the shares of CTO Common Stock held by its directors and executive officers. The information above is reported as of September 30, 1999.

(c) On September 24, 1999, BKF distributed all of its interest in CTO to BKF shareholders. On September 27, 1999, John A. Levin sold 197,540 shares of CTO and the LEVCO Accounts (as defined below) sold 67,973 shares of CTO at an average price of $13.1576 per share. Of the 67,973 shares of CTO reported hereunder sold by LEVCO, 60,254 shares may be deemed to have been acquired by BKF as a result of a merger transaction in June 1996 whereby BKF acquired all of the outstanding capital stock of LEVCO. LEVCO serves as investment adviser to various individual accounts and investment partnerships (the "LEVCO Accounts"). The additional 7,719 shares of CTO were distributed to the LEVCO Accounts on September 24, 1999. Although LEVCO does not control the LEVCO Accounts, pursuant to Rule 13d-3(a), the shares beneficially owned by the LEVCO Accounts, with respect to which the LEVCO Accounts have delegated to LEVCO voting power and/or dispositive power, are considered to be shares beneficially owned by LEVCO, and thus BKF, by reason of such delegated powers. Of the 67,973 shares of CTO Common Stock sold by the LEVCO Accounts, LEVCO had voting power over 12,372 of those shares and dispositive power over all 67,973 shares of CTO Common Stock. BKF, as the parent company of LEVCO, may be deemed to have been the beneficial owner of the 67,973 shares of CTO Common Stock held in the LEVCO Accounts. On September 16, 1999, Frederick S. Addy sold 500 shares of CTO at $14.00 per share, and 56 shares of CTO at $13.875 per share.

(d)  Not Applicable.

(e) Upon consummation of the transaction herein, BKF ceased to be the beneficial owner of more than 5% of CTO.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     See Item 4.

Item 7. Material to be Filed as Exhibits.

       N/A

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1999

                                         BAKER, FENTRESS & COMPANY


                                         By /s/ James P. Koeneman
                                            ---------------------------------
                                            James P. Koeneman, Executive Vice
                                            President and Secretary

                                    ANNEX I
                                    -------

     Set forth below are the names and present principal occupation or employment of each director and executive officer of BKF. Except for persons whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2.

                                                  POSITION WITH BKF AND PRESENT PRINCIPAL
    NAME                                              OCCUPATION AND BUSINESS ADDRESS
    ----                                              -------------------------------
Frederick S. Addy               Director of BKF; retired; 5300 Arbutus Cove, Austin, TX 78746

Bob D. Allen                    Director of BKF; Chairman, president, chief executive officer and director of
                                Consolidated-Tomoka Land Co.; 149 South Ridgewood Avenue, Daytona Beach, FL 32114

Eugene V. Fife                  Director of BKF; President, chief executive officer and co-chairman of the board of directors of Multimedia Medical Systems; limited partner of Goldman, Sachs &
                                Co.; 400 Ray C. Hunt Drive, Suite 380, Charlottesville, VA  22903

J. Barton Goodwin               Director of BKF; Managing director of BCI Advisors, Inc.; general partner of
                                Bridge Investors II and Teaneck Associates; member of GroCap Investors, L.L.C. and
                                Glenpointe Associates, LLC; Glenpointe Centre West, Teaneck, NJ 07666

James P. Gorter                 Director of BKF; Chairman of the board of BKF; limited partner of Goldman, Sachs &
                                Co.

David D. Grumhaus               Director of BKF; President of Casey Travel Corporation; 10 South Riverside Plaza,
                                Room 1404; Chicago, IL 60606

Jeffrey A. Kigner               Director of BKF; Co-chairman and chief investment officer of LEVCO and Levin
                                Management Co., Inc.; One Rockefeller Plaza, New York, New York 10020

John A. Levin                   Director of BKF; President and chief executive officer of BKF; co-chairman and chief executive officer of Levin Management Co. and its subsidiaries; One
                                Rockefeller Plaza, New York, New York 10020

                                                  POSITION WITH BKF AND PRESENT PRINCIPAL
    NAME                                              OCCUPATION AND BUSINESS ADDRESS
    ----                                              -------------------------------
Burton G. Malkiel               Director of BKF; Professor of Economics, Princeton University; Economics
                                Department, Fisher Hall, Prospect Avenue, Princeton, NJ 08544

David D. Peterson               Director of BKF; retired; 707 Skokie Blvd., Suite 420, Northbrook, IL 60062

William H. Springer             Director of BKF; retired; 701 Morningside Drive, Lake Forest, IL 60045

Dean J. Takahashi               Director of BKF; senior director of investments, Yale University; Yale University,
                                230 Prospect St., New Haven, CT 06511-2107

James P. Koeneman               Executive vice president and secretary of BKF

Scott E. Smith                  Executive vice president of BKF

Julie Heironimus                Treasurer and assistant secretary of BKF

Beverly J. Friedberg            Assistant treasurer